Exhibit 99.3
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
Supplementary Information for the Year Ended December 31, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006
Directors’ Report
We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2006.
Directors
The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Chia Song Hwee	(President and CEO)
Philip Tan Yuen Fah	(Chairman of Audit Committee)
Andre Borrel
Charles E Thompson
Tsugio Makimoto
Tay Siew Choon
Peter Seah Lim Huat
Pasquale Pistorio
Steven Hugh Hamblin
Maurizio Ghirga	(Appointed on November 2, 2006)
Directors’ Interests
According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures and shares options of the Company and in related corporations are as follows:

	At beginning
	of the year/	At end of
	date of appointment	the year

The Company — Ordinary shares fully paid

James A. Norling	36,000	36,000
Chia Song Hwee	242,616	253,083
Andre Borrel	36,060	36,060
Charles E Thompson	75,750	75,750
Tsugio Makimoto	19,000	19,000
Pasquale Pistorio	2,500,000	2,500,000
Steven Hugh Hamblin	—	10,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

The Company — Options to subscribe for ordinary shares

James A. Norling	58,609	—	4.05	28/03/2002 to 28/03/2006
	58,609	—	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	1,172,195	1,172,195	3.88	01/05/2002 to 01/05/2012
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	50,000	50,000	0.72	28/02/2004 to 28/02/2008
	60,000	60,000	1.10	29/08/2004 to 29/08/2008
	110,000	110,000	1.70	27/02/2005 to 27/02/2009
	110,000	110,000	1.16	26/08/2006 to 26/08/2010
	—	120,000	1.21	25/08/2007 to 25/08/2011

Chia Song Hwee	10,467	—	1.18	28/10/1997 to 28/10/2006
	20,935	20,935	1.00	28/11/1998 to 28/11/2007
	61,704	61,704	0.80	30/11/1998 to 29/11/2008
	26,444	26,444	0.80	30/04/1999 to 29/04/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	700,000	1.10	29/08/2004 to 29/08/2013
	1,000,000	1,000,000	1.70	27/02/2005 to 27/02/2014
	220,000	220,000	1.02	30/07/2004 to 30/07/2014
	1,000,000	1,000,000	1.16	26/08/2006 to 26/08/2015
	—	1,000,000	1.21	25/08/2007 to 25/08/2016

Andre Borrel	46,887	—	4.05	28/03/2002 to 28/03/2006
	46,887	—	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	—	70,000	1.21	25/08/2007 to 25/08/2011

Charles E Thompson	29,304	—	4.05	28/03/2002 to 28/03/2006
	29,304	—	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	—	70,000	1.21	25/08/2007 to 25/08/2011

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Tsugio Makimoto	29,304	—	4.05	28/03/2002 to 28/03/2006
	29,304	—	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	—	70,000	1.21	25/08/2007 to 25/08/2011

Peter Seah Lim Huat	23,443	23,443	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	40,000	40,000	0.72	28/02/2004 to 28/02/2008
	45,000	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	85,000	85,000	1.16	26/08/2006 to 26/08/2010
	—	95,000	1.21	25/08/2007 to 25/08/2011

Tay Siew Choon	23,443	—	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	234,439	234,439	3.88	01/05/2002 to 01/05/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	25,000	25,000	0.72	28/02/2004 to 28/02/2008
	35,000	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	—	70,000	1.21	25/08/2007 to 25/08/2011

Philip Tan Yuen Fah	85,000	85,000	1.70	27/02/2005 to 27/02/2009
	85,000	85,000	1.16	26/08/2006 to 26/08/2010
	—	95,000	1.21	25/08/2007 to 25/08/2011

Pasquale Pistorio	60,000	60,000	1.16	26/08/2006 to 26/08/2010
	—	70,000	1.21	25/08/2007 to 25/08/2011

Steven Hugh Hamblin	—	70,000	1.21	25/08/2007 to 25/08/2011

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006
Related Corporations

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Global Crossing Limited — common stock of US$0.01 each

Peter Seah Lim Huat	750	1,785

	At beginning
	of the year/
	date of	At end of
	appointment	the year	Vesting period/date

Global Crossing Limited — Restricted stock units of US$0.01 each

Peter Seah Lim Huat	6,750	5,625	08/03/2005 to 08/03/2009
	—	3,294	15/08/2007

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			US$

Global Crossing Limited — Options to subscribe for common stocks of US$0.01 each pursuant to STT Communication Share Option Plan 2004

Peter Seah Lim Huat	40,000	40,000	US$10.16	12/01/2005 to 12/01/2014
Tay Siew Choon	11,000	—	US$10.16	12/01/2005 to 12/01/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Green Dot Internet Services Pte Ltd — Ordinary shares fully paid

Tay Siew Choon	—	30,316

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	Period
			S$

Green Dot Internet Services Pte Ltd — Options to subscribe for ordinary shares

Tay Siew Choon	16,627	—	1.00	12/03/2003 to 11/03/2013
	10,466	—	1.00	01/04/2004 to 31/03/2014
	11,681	—	1.00	01/04/2005 to 31/03/2015

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	Period
			Rp

PT Indosat Tbk — Options to subscribe for ordinary shares of Rp 100 each pursuant to PT Indosat Tbk ESOP program

Peter Seah Lim Huat	150,000	—	3,702.60	01/08/2005 to 31/07/2006

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Computer Systems Limited — Ordinary shares fully paid

Tay Siew Choon	971,000	971,000

Singapore Telecommunications Limited — Ordinary shares fully paid

Chia Song Hwee	1,690	1,610
Peter Seah Lim Huat	3,180	3,040
Tay Siew Choon	2,990	2,850
Philip Tan Yuen Fah	3,370	3,220

Singapore Technologies Engineering Ltd — Ordinary shares fully paid

Philip Tan Yuen Fah	25,686	120,686

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Technologies Engineering Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	89,000	89,000	1.92	13/08/2003 to 12/08/2007
	44,500	44,500	1.79	07/02/2004 to 06/02/2008
	40,500	40,500	1.86	12/08/2004 to 11/08/2008
	44,500	44,500	2.09	10/02/2005 to 09/02/2009
	44,500	44,500	2.12	11/08/2005 to 10/08/2009
	44,500	44,500	2.37	08/02/2006 to 07/02/2010
	44,500	44,500	2.57	11/08/2006 to 10/08/2010
	—	44,500	3.01	10/02/2007 to 09/02/2011
	—	44,500	2.84	11/08/2007 to 10/08/2011

Philip Tan Yuen Fah	95,000	—	2.72	20/02/2002 to 19/02/2006
	55,000	55,000	2.29	08/02/2003 to 07/02/2007
	27,500	27,500	1.79	07/02/2004 to 06/02/2008
	27,500	27,500	1.86	12/08/2004 to 11/08/2008

SNP Corporation Ltd — Options to subscribe for ordinary shares

Tay Siew Choon	20,000	20,000	0.50	23/04/2002 to 22/04/2011
	50,000	50,000	0.69	17/04/2003 to 16/04/2007
	50,000	50,000	0.59	15/04/2004 to 14/04/2008
	70,000	70,000	1.19	21/04/2005 to 20/04/2009
	77,000	77,000	0.90	19/04/2006 to 18/04/2010

STT Communications Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	2,000	—	0.50	29/06/2003 to 28/06/2012
	19,500	9,750	0.57	30/07/2004 to 29/07/2013
	130,000	65,000	1.08	29/07/2005 to 28/07/2014

Tay Siew Choon	7,500	—	0.50	24/11/2002 to 23/11/2011
	20,000	—	0.50	29/06/2003 to 28/06/2012
	50,000	—	0.57	30/07/2004 to 29/07/2013
	150,000	—	1.08	29/07/2005 to 28/07/2014

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Food Industries Limited — Ordinary shares fully paid

Tay Siew Choon	863,000	676,000
Philip Tan Yuen Fah	140,000	210,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

Singapore Food Industries Limited — Options to subscribe for ordinary shares

Philip Tan Yuen Fah	70,000	—	0.69	28/07/2002 to 27/07/2006
	70,000	70,000	0.78	09/08/2003 to 08/08/2007
	70,000	70,000	0.76	05/08/2004 to 04/08/2008
	70,000	70,000	0.80	10/06/2005 to 09/06/2009
	70,000	70,000	0.99	13/06/2006 to 12/06/2010
	—	70,000	0.92	11/08/2007 to 10/08/2011

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SMRT Corporation Ltd — Ordinary shares fully paid

Tay Siew Choon+	30,000	30,000

StarHub Ltd — Ordinary shares fully paid

Peter Seah Lim Huat	60,000	133,720

	At beginning
	of the year/
	date of	At end of	Exercise	Exercise
	appointment	the year	price	period
			S$

StarHub Ltd — Options to subscribe for ordinary shares

Peter Seah Lim Huat	37,500	—	0.880	30/11/2003 to 29/11/2007
	18,750	—	0.880	31/05/2004 to 30/05/2008
	18,750	6,250	0.880	29/11/2004 to 28/11/2008
	18,750	6,250	0.960	03/04/2005 to 02/04/2009
	18,750	12,500	0.985	27/11/2005 to 26/11/2009
	25,500	17,000	1.520	31/05/2006 to 30/05/2010

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Telechoice International Limited — Ordinary shares fully paid

Peter Seah Lim Huat	50,000	50,000
Tay Siew Choon	60,000	60,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Vertex Investment (II) Ltd — Ordinary shares fully paid

Tay Siew Choon*	2	2

Vertex Technology Fund Ltd — Ordinary shares fully paid

Tay Siew Choon ++	20	20

Vertex Technology Fund (II) Ltd — Ordinary shares fully paid

Tay Siew Choon +++	500	500

Vertex Technology Fund (II) Ltd — Redeemable preference shares fully paid

Tay Siew Choon +++	500	500

*	Held in the name of United Overseas Bank Trustee Limited

+	Held in the name of DBS Nominees (Private) Limited

++	Held in the name of HSBC Trustee (Singapore) Limited

+++	Held in the name of DBS Vickers Securities Nominees (Singapore) Pte Ltd
Directors’ Interests in Contracts
During the financial year, one of the directors of the Company received advisory fees from a related company in his capacity as Corporate Advisor to the company for provision of strategic, organizational and corporate finance advisory services.
Except as disclosed in this report, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006
Share Options
Details of options on unissued shares of the Company are set out below:-

		Aggregate	Aggregate
		options	Options
		granted	exercised/	Aggregate
		since	lapsed since	options
	Options	commencement	commencement	outstanding
	granted	of Scheme to	of Scheme to	as at the
	during the	the end of	the end of the	end of the
	financial year	financial year	financial year	financial year
Name of participant	under review	under review	under review	under review

Directors of the Company

James A. Norling	120,000	1,856,631	117,218	1,739,413
Chia Song Hwee	1,000,000	8,688,391	10,467	8,677,924
Andre Borrel	70,000	757,488	363,714	393,774
Charles E Thompson	70,000	584,912	276,304	308,608
Tsugio Makimoto	70,000	437,546	128,938	308,608
Tay Siew Choon	70,000	584,073	23,443	560,630
Peter Seah Lim Huat	95,000	420,330	—	420,330
Philip Tan Yuen Fah	95,000	265,000	—	265,000
Pasquale Pistorio	70,000	130,000	—	130,000
Steven Hugh Hamblin	70,000	70,000	—	70,000
Except as set out above and in the accompanying financial statements:
(i)	during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries;

(ii)	during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii)	as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.
None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006
Audit Committee
The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company’s officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.
The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.
Auditors
The auditors, KPMG, have indicated their willingness to accept re-appointment.
On behalf of the Board of Directors
JAMES A. NORLING
Chairman
CHIA SONG HWEE
President and CEO
Singapore
February 26, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
STATEMENT BY DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2006
In our opinion:
(a)	the US GAAP financial statements set out on pages F-2 to F-45, F-47 and F-48 are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2006 and of the consolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b)	at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.
The Board of Directors has authorized these financial statements for issue on the date of this statement.
On behalf of the Board of Directors
JAMES A. NORLING
Chairman
CHIA SONG HWEE
President and CEO
Singapore
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders of Chartered Semiconductor Manufacturing Ltd:
We have audited the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the “Group”) as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 and have issued our report thereon dated March 9, 2007.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion:
(a)	the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2006 and of the statements of operations, comprehensive income (loss), shareholders’ equity and cash flows of the Group for the year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.
As described in Note 1(q) and Note 17 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments. As described in Note 1(c) to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.
KPMG
Certified Public Accountants
Singapore
March 9, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Information on the employee share option plan are set out on page A-2.
Details of directors’ remuneration are set out on page A-3.
Statistics on the shareholders of the Company are set out on page A-4.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Employee Share Option Plan
Share Options Granted During the Year

Date of	Options			Balance at	Exercise	Exercise	Expiry
Grant	Granted	Forfeited	Exercised	31/12/2006	Period	Price	Date
						S$
13/02/2006	200,000	—	—	200,000	13/02/2007 to 13/02/2016	1.34	13/02/2016
27/03/2006	100,000	—	—	100,000	27/03/2007 to 27/03/2016	1.44	27/03/2016
27/06/2006	200,000	—	—	200,000	27/06/2007 to 27/06/2016	1.39	27/06/2016
10/07/2006	80,000	—	—	80,000	10/07/2007 to 10/07/2016	1.37	10/07/2016
21/07/2006	60,000	—	—	60,000	21/07/2007 to 21/07/2016	1.23	21/07/2016
25/08/2006	1,120,000	—	—	1,120,000	25/08/2007 to 25/08/2011	1.21	25/08/2011
25/08/2006	14,555,950	117,500	—	14,438,450	25/08/2007 to 25/08/2016	1.21	25/08/2016
04/09/2006	100,000	—	—	100,000	04/09/2007 to 04/09/2016	1.28	04/09/2016
12/09/2006	50,000	—	—	50,000	12/09/2007 to 12/09/2016	1.22	12/09/2016
03/10/2006	200,000	—	—	200,000	03/10/2007 to 03/10/2016	1.17	03/10/2016

	16,665,950	117,500	—	16,548,450

Directors’ Remuneration
The remuneration of directors of the Company falls within the following ranges:-

	Number of Directors
	2005	2006

S$500,000^ and above	1	1
S$250,000^ to S$499,999^	—	—
Below S$250,000^	11	12	^^

	12	13

^	The Directors’ remuneration has been translated from United States dollar amounts to Singapore dollars as of December 31, 2006 at an exchange rate of S$1.5418 = US$1.00.

^^	During 2006, two Directors retired from the Board and two new Directors were appointed to the Board.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
     Compensation table for directors for services rendered in the year ended December 31, 2006

						Options	Exercise
				Director’s		Granted in	Price
	Salary(1)	Bonus(2)	Others(3)	Fees(4)	Total	2006	S$	Exercise Period
		(US$ in thousands, except options data)
Chia Song Hwee	490	469	149	—	1,108	1,000,000	1.21	25/08/2007 to 25/08/2016
James A. Norling	—	—	—	108	108	120,000	1.21	25/08/2007 to 25/08/2011
Andre Borrel	—	—	—	66	66	70,000	1.21	25/08/2007 to 25/08/2011
Charles E Thompson	—	—	—	57	57	70,000	1.21	25/08/2007 to 25/08/2011
Tsugio Makimoto	—	—	—	50	50	70,000	1.21	25/08/2007 to 25/08/2011
Tay Siew Choon	—	—	—	45	45	70,000	1.21	25/08/2007 to 25/08/2011
Peter Seah Lim Huat	—	—	—	51	51	95,000	1.21	25/08/2007 to 25/08/2011
Philip Tan Yuen Fah	—	—	—	49	49	95,000	1.21	25/08/2007 to 25/08/2011
Pasquale Pistorio	—	—	—	51	51	70,000	1.21	25/08/2007 to 25/08/2011
Steven Hugh Hamblin(5)	—	—	—	61	61	70,000	1.21	25/08/2007 to 25/08/2011
Sum Soon Lim(6)	—	—	—	18	18	—	—	—
Robert E. La Blanc(6)	—	—	—	23	23	—	—	—
Maurizio Ghirga(5)	—	—	—	12	12	—	—	—
Total as of December 31, 2006	490	469	149	591	1,699

Total as of December 31, 2005	406	194	35	463	1,098

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Bonus paid in February 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2007 for the payment of our directors’ fees of approximately $591,000 for the fiscal year ended December 31, 2006.

(5)	Messrs. Steven Hugh Hamblin and Maurizio Ghirga were appointed as our Directors in January 2006 and November 2006, respectively.

(6)	Messrs Sum Soon Lim and Robert E. La Blanc. retired from our Board of Directors in April 2006.

(7)	For disclosure purposes, all payments in Singapore dollars are converted to United States dollar amounts based on the exchange rate of S$1.5418 = $1.00 as of December 31, 2006.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
Shareholding Statistics as of January 31, 2007
Twenty Largest Shareholders

			% of Issued
No.	Name of Shareholder	No. of Shares	Share Capital
1	Singapore Technologies Semiconductors Pte Ltd	1,295,324,883	51.07
2	DBS Nominees Pte Ltd	268,957,371	10.61
3	Citibank Nominees Singapore Pte Ltd	146,669,425	5.78
4	Raffles Nominees Pte Ltd	109,645,671	4.32
5	DBSN Services Pte Ltd	89,582,452	3.53
6	HSBC (Singapore) Nominees Pte Ltd	72,092,732	2.84
7	Morgan Stanley Asia (Singapore) Pte Ltd	46,789,683	1.85
8	United Overseas Bank Nominees Pte Ltd	37,542,013	1.48
9	DB Nominees (S) Pte Ltd	21,099,387	0.83
10	UOB Kay Hian Pte Ltd	19,651,000	0.78
11	OCBC Securities Private Ltd	18,557,315	0.73
12	OCBC Nominees Singapore Pte Ltd	10,884,988	0.43
13	Merrill Lynch (Singapore) Pte Ltd	8,869,100	0.35
14	Phillip Securities Pte Ltd	4,804,626	0.19
15	DBS Vickers Securities (Singapore) Pte Ltd	4,099,000	0.16
16	Macquarie Securities (S) Pte Ltd	3,722,000	0.15
17	CIMB-GK Securities Pte. Ltd.	3,657,001	0.15
18	Kim Eng Securities Pte. Ltd.	3,374,286	0.13
19	ING Nominees (Singapore) Pte Ltd	3,074,000	0.12
20	Lee Eng Thong David	3,000,000	0.12

	GRAND TOTAL	2,171,396,933	85.62

		No. of
Size of Holding		Shareholders	%	No. of Shares	%
1	- 999	908	2.22	272,875	0.01
1,000	- 10,000	33,372	81.57	125,112,184	4.93
10,001	- 1,000,000	6,600	16.13	217,472,329	8.58
1,000,001	and above	32	0.08	2,193,315,050	86.48

		40,912	100.00	2,536,172,438	100.00

	Beneficially Owned(2)		Deemed Interest(4)
Shareholders Holding 5% or More	Number	Percentage	Number	Percentage
Temasek Holdings (Private) Limited(3)	1,510,324,883	59.55%	1,513,794,883	59.69%
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	59.55%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.
(3)	The 1,510,324,883 ordinary shares beneficially owned by Temasek consists of the 1,510,324,883 ordinary shares held by ST Semiconductors out of which 215,000,000 ordinary shares are subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
(4)	As defined pursuant to the provisions of the Companies Act, Chapter 50, Singapore.

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